

SE( 10035541 )MMISSION

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: February 28, 2010<br>Estimated average burden<br>hours per response... 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66266 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CIG SECURITIES, INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28411 NORTHWESTERN HIGHWAY, SUITE 1350
(No. and Street)

| SOUTHFIELD | MICHIGAN | 48034 |
|---|---|---|
| (City) | (State) | (Zip Code) |



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2010
BRANCH OF REGISTRATIONS
AND EXAMINATIONS
03


NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSMAN R. MINKARA 248-827-1010
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – *if individual, state last, first, middle name*)

MELLEN, SMITH & PIVOZ PLC

| 30600 TELEGRAPH ROAD, #1131 | BINGHAM FARMS | MICHIGAN | 48025 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

LM 3/19/2010

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Osman R. Minkara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIG Securities, Inc. f/k/a CIG Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT
Title

Notary Public



Mary Ann Brousseau
Notary Public of Michigan
Macomb County
Expires 01/29/2014
Acting in the County of Oakland




This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MELLEN, SMITH & PIVOZ PLC**

Certified Public Accountants

30600 Telegraph Rd.
Suite 1131
Bingham Farms, MI 48025-4531
(248) 642-2803
Fax (248) 642-7236





February 25, 2010

To the Board of Directors
CIG Securities, Inc.
28411 Northwestern Hwy, Suite 1350
Southfield, Michigan 48034

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 through December 31, 2009, which were agreed to by CIG Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating CIG Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). CIG Securities, Inc.'s management is responsible for CIG Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, is not intended to be, and should not be used by anyone other than these specified parties.



SIPC-7T
(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066266 FINRA DEC
CIG SECURITIES INC 13*13
28411 NORTHWESTERN HWY STE 1350
SOUTHFIELD MI 48034-5567

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lisa Rich 248-827-1010

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 363.21

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 608.39 )
2/1/2009 ; 7/27/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (245.18)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( 245.18 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CIG Securities Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of February, 20 10.

Managing Principal
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $606,453

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 143,706

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 45,591

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Limited Partnerships 159,371
Private Placements- GeoOne 112,500

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 461,168

2d. SIPC Net Operating Revenues $145,285

2e. General Assessment @ .0025 $363.21

(to page 1 but not less than $150 minimum)

# CIG SECURITIES, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
YEAR ENDED DECEMBER 31, 2009

# CIG SECURITIES, INC.

CONTENTS

**MELLEN, SMITH & PIVOZ PLC**

Certified Public Accountants

30600 Telegraph Rd.
Suite 1131
Bingham Farms, MI 48025-4531
(248) 642-2803
Fax (248) 642-7236





# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
CIG Securities, Inc.
Southfield, Michigan

We have audited the accompanying statement of financial condition of CIG Securities, Inc. (An S Corporation) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIG Securities, Inc. at December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mellen, Smith & Pivoz

February 23, 2010

# CIG SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalants | $ | 16,455 |
| Receivable from clearing organizations and broker-dealers | | 14,774 |
| Prepaid expenses | | 12,397 |
| Total current assets | | 43,626 |
| **OTHER ASSETS** | | |
| Deposits with clearing organization | | 21,458 |
| Investments | | 1,982 |
| | | 23,440 |
| Total assets | $ | 67,066 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accrued liabilities | $ | 27,182 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock - Par value $1 | | |
| Authorized - 60,000 shares | | |
| Issued and outstanding - 100 shares | | 100 |
| Additional paid-in capital | | 25,206 |
| Retained earnings | | 14,578 |
| Total stockholder's equity | | 39,884 |
| Total liabilities and stockholder's equity | $ | 67,066 |

*See independent auditor's report and notes to financial statements.*

# CIG SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

| | AMOUNT | PERCENT OF REVENUES |
|---|---|---|
| REVENUES | | |
| Commissions | $ 769,136 | 95.4 |
| Interest income | 1,203 | 0.1 |
| Other income | 35,959 | 4.5 |
| Total revenues | 806,298 | 100.0 |
| GENERAL AND ADMINISTRATIVE EXPENSES | | |
| Office services | 461,865 | 57.3 |
| Clearing charges | 73,947 | 9.2 |
| Management fees | 120,000 | 14.9 |
| Licenses and fees | 25,412 | 3.2 |
| Professional fees | 42,844 | 5.3 |
| Miscellaneous expenses | 722 | 0.1 |
| Total general and administrative expenses | 724,790 | 90.0 |
| NET INCOME | $ 81,508 | 10.0 |

*See independent auditor's report and notes to financial statements.*

# CIG SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

| | Capital Stock Common | | Additional Paid-in | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Balance at January 1, 2009 | 100 | $ 100 | $ 25,206 | $ 53,581 | $ 78,887 |
| Net income | --- | --- | --- | 81,508 | 81,508 |
| Distribution | --- | --- | --- | ( 120,511) | ( 120,511) |
| Balance at December 31, 2009 | 100 | $ 100 | $ 25,206 | $ 14,578 | $ 39,884 |

*See independent auditor's report and notes to financial statements.*

# CIG SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 81,508 |
| Adjustments to reconcile net income to net cash provided by (used by) operating activities: | |
| Unrealized loss on investments | 489 |
| (Increase) Decrease in: | |
| Net receivable from clearing organizations and broker-dealers | 39,488 |
| Other assets | (620) |
| Increase (Decrease) in: | |
| Accrued liabilities | 1,291 |
| Net cash provided by operating activities | 122,156 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Distributions paid | (120,511) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 1,645 |
| CASH AND CASH EQUIVALENTS - Beginning of year | 14,810 |
| CASH AND CASH EQUIVALENTS - End of year | $ 16,455 |

*See independent auditor's report and notes to financial statements.*

## NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature of Operations* - CIG Securities, Inc. (An S Corporation) is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA), and a member of Securities Investor Protection Corporation (SIPC). The Company is a Michigan Corporation that is a wholly-owned subsidiary of CIG Corp (the Parent). The Company acts as an introducing non-clearing broker with respect to domestic and certain foreign securities transactions.

*Revenue and Cost Recognition* - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

*Use of Estimates* - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Cash and Cash Equivalents* - For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash or cash equivalents.

*Accounts Receivable* - The accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

*Investments* - Investments consist of marketable securities and are carried in the financial statements at cost, which approximates the fair market value of the securities at December 31, 2009.

*Income Taxes* - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, and the Parent company has elected to treat the Company as a qualified subchapter S subsidiary. Accordingly, no amount has been recognized for Federal income taxes for the year ended December 31, 2009. Instead, the Company's net income is included in the Parent's income tax return.

*See independent auditor's report.*

**NOTE 2 - RECEIVABLE FROM CLEARING ORGANIZATIONS AND BROKER-DEALERS**

Accounts receivable from clearing organizations and broker-dealers at December 31, 2009, consist of the following:

| | |
|---|---|
| Receivable from clearing organizations | $ --- |
| Receivable from broker-dealers | 14,774 |
| | $ 14,774 |

The Company clears a majority of customer transactions through Legent Clearing, Inc. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2009, there were no material unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash, and delivery against payment transactions.

**NOTE 3 - NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. As of December 31, 2009, the Company had a net capital of $27,190, which exceeded the requirements by $22,190.

There were no material differences between net capital as calculated by the company and the balance audited by our firm.

**NOTE 4 - RELATED PARTY TRANSACTIONS**

The Company has a service agreement with the Parent company. The Parent company provides all administrative office services, and the Company agrees to pay for these office services on a monthly basis. Included in general and administrative expenses are charges for office services of $461,865 and management fees of $120,000 for the year ended December 31, 2009.

*See independent auditor's report.*

**MELLEN, SMITH & PIVOZ PLC**

Certified Public Accountants

30600 Telegraph Rd.
Suite 1131
Bingham Farms, MI 48025-4531
(248) 642-2803
Fax (248) 642-7236





# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder
CIG Securities, Inc.
Southfield, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of CIG Securities, Inc. (An S Corporation) (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of rule 15d3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of the customer as required by Rule 15c3-3.

*(Continued)*

*(Continued)*

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2009

SUPPLEMENTARY INFORMATION

**MELLEN, SMITH & PIVOZ PLC**

Certified Public Accountants

30600 Telegraph Rd.
Suite 1131
Bingham Farms, MI 48025-4531
(248) 642-2803
Fax (248) 642-7236



Robert E. Mellen, CPA
Michael A. Pivoz, CPA
Mark L. Smith, CPA
Jeffry A. Campeau, CPA
Peijin Harrison, CPA
Lori A. Wigler, CPA

Gerald A. Kirschner, CPA
Lynne E. McKelvey, CPA
Elizabeth M. Pietrangelo, CPA
Jason L. Pivoz, CPA
Dennis A. Reef, CPA
Kevin S. Terry, CPA

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
CIG Securities, Inc.
Southfield, Michigan

We have audited the accompanying financial statements of CIG Securities, Inc. (An S Corporation) as of and for the year ended December 31, 2009, and have issued our report thereon dated February 23, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mellen, Smith & Pivoz

February 23, 2010

# CIG SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2009

## NET CAPITAL

| | | | |
|---|---|---|---|
| TOTAL STOCKHOLDER'S EQUITY | | $ | 39,884 |
| Deduct stockholder's equity not allowable for net capital | | | --- |
| Total stockholder's equity qualified for net capital | | | 39,884 |
| ADDITIONS | | | --- |
| DEDUCTIONS | | | |
| Prepaid expenses | | | (12,397) |
| Haircuts on investments | | | (297) |
| NET CAPITAL | | $ | 27,190 |

## AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| Accrued liabilities | | $ | 27,182 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | | |
|---|---|---|---|
| MINIMUM NET CAPITAL REQUIRED | | | |
| The greater of: | | | |
| Minimum net capital required: | $ 5,000 | | |
| Aggregate indebtedness - the basic method: | 1,812 | | |
| Minimum net capital required | | $ | 5,000 |
| Net capital | | | 27,190 |
| EXCESS NET CAPITAL | | $ | 22,190 |
| EXCESS NET CAPITAL AT 1,000 PERCENT | | $ | 24,470 |
| RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL | | | 99.9% |

*See independent auditor's report*